SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

DUSA PHARMACEUTICALS, INC.

(Name of Subject Company)

DUSA PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, no par per share

(Title of Class of Securities)

266898105

(CUSIP Number of Class of Securities)

Robert F. Doman

Chief Executive Officer

25 Upton Drive

Wilmington, MA 01887

(978) 657-7500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Nanette W. Mantell, Esq.

Reed Smith LLP

136 Main Street, Suite 250

Princeton, NJ 08540

(609) 514-8542

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment.

This Amendment No. 3 (this “Amendment No. 3”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on November 21, 2012 (which together with Amendment No. 1 filed on November 29, 2012, Amendment No. 2 filed on December 3, 2012 and this Amendment No. 3, and as subsequently amended and supplemented from time to time, collectively constitute the “14D-9”), by DUSA Pharmaceuticals, Inc., a New Jersey corporation (the “Company”). The 14D-9 relates to the cash tender offer (the “Tender Offer” or “Offer”) by Caraco Acquisition Corp., a New Jersey corporation (“Acquisition Sub”), a wholly-owned subsidiary of Caraco Pharmaceutical Laboratories, Ltd. (“CPL”), a Michigan corporation, a subsidiary of Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”), to purchase all of the Company’s outstanding shares of common stock at a price of $8.00 per share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase dated November 21, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and related Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the 14D-9. CPL is owned by Sun Pharma Global, Inc., a corporation organized under the laws of the British Virgin Islands (“Sun Global”), and Sun Pharma. Sun Global is wholly owned by Sun Pharma.

The Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 8, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Sun Pharma, Acquisition Sub and the Company. Sun Pharma assigned its rights under the Merger Agreement as of November 16, 2012 to CPL. Notwithstanding such assignment, in accordance with the terms of the Merger Agreement, Sun Pharma remains liable and obligated under the Merger Agreement.

Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings given in the 14D-9. All information in the 14D-9 is incorporated by reference in this Amendment No. 3, except that such information is hereby amended to the extent specifically provided herein.

Item 8. Additional Information to be Furnished.

Subsection (c) of Item 8 of the 14D-9 is hereby amended and supplemented by adding the following paragraph immediately after the first paragraph under subsection (c) of Item 8:

“On December 3, 2012, the FTC granted early termination of the required waiting period under the HSR Act applicable to the Offer. With early termination under the HSR Act, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

Subsection (h) of Item 8 of the 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the last paragraph under subsection (h) of Item 8:

“A putative shareholder class action complaint was filed on December 3, 2012 in the Superior Court of Massachusetts, Suffolk County, captioned Jakubovic v. Altomari, et. al., Docket No. 12-4374. The complaint names as defendants DUSA, the Individual Defendants, the Purchaser, CPL, Sun Pharma and Sun Global. The complaint alleges generally that the Individual Defendants breached their fiduciary duties and that the Purchaser, CPL, Sun Pharma and Sun Global aided and abetted the purported breaches of such duties. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by attempting to unfairly deprive shareholders of the value of their investment in DUSA, by contractually preventing a higher offer from other interested buyers, and by failing to provide the shareholders with all information material to the transaction. The relief sought includes an injunction against all defendants prohibiting consummation of the proposed transaction unless and until DUSA complies with its duty to maximize shareholder value and provide shareholders with all information material to the transaction, an injunction against all defendants prohibiting entry into any contractual arrangements that would inhibit defendants’ ability to maximize shareholder value, and an award of compensatory damages and the costs and disbursements incurred by the shareholders in bringing the action, including attorneys’ and experts’ fees and expenses. The foregoing is qualified in its entirety by reference to the amended complaint, which is filed as Exhibit (a)(17).”

Item 9. Exhibits.

Item 9 of the 14D-9 is hereby amended by adding the following exhibits:

Exhibit No.	Description
Exhibit (a)(17)	Class action complaint filed in the Superior Court of Massachusetts, Suffolk County, on December 3, 2012 captioned Jakubovic v. Altomari, et. al., Docket No. 12-4374.

Exhibit (a)(18)	Joint Press Release issued by Caraco Pharmaceutical Laboratories, Ltd. and DUSA Pharmaceuticals, Inc. on December 5, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2012

DUSA PHARMACEUTICALS, INC.

By:	/s/ Richard C. Christopher
Name:	Richard C. Christopher
Title:	Vice President, Finance and Chief Financial Officer